October 16, 2007

VIA FACSIMILE AND EDGAR CORRESPONDENCE

Mr. Mark Kronforst Accounting Branch Chief Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Quality Systems, Inc. File no. 001-12537 Form 10-K for the year ended March 31, 2007

Dear Mr. Kronforst:

On behalf of Quality Systems, Inc. (the “Company”), this letter responds to your comment letter dated September 17, 2007 concerning the filings with the Commission set forth above. In connection with our response dated September 27, 20007, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

We welcome any further questions or comments that you may have.

/s/ Paul Holt

Paul Holt,

Chief Financial Officer

Quality Systems, Inc.